Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. Announces $1bn Aircraft Securitisation

Amsterdam, Netherlands; June 26, 2008 - AerCap Holdings N.V. (the “Company” or “AerCap” (NYSE: AER)) announced today the closing of a $1 billion aircraft securitization through Aircraft Lease Securitisation II Limited (“ALS II”). The securitization will provide long term non recourse funding for 30 new A320 family aircraft (the “Aircraft”). The aircraft  are part of a 70 aircraft order placed by AerVenture Limited, AerCap’s consolidated joint venture, in January 2006.

Transaction Structure

Each of the underwriting banks (the “Commitment Holders”) has committed to make advances to ALS II. The proceeds received by ALS II from the advances and the issuances of Class E Notes to the Seller as outlined below, will be used by ALS II to acquire the Aircraft which will be leased to customers of AerCap and AerVenture and to pay certain transaction expenses.

ALS II has issued Class A-1 Floating Rate Asset Backed Notes Series 2008-1 (the “Class A-1 Notes”) to the Commitment Holders evidencing their commitments and advances extended to ALS II. Each Class A-1 Note will have an initial outstanding principal balance of zero that will be increased as advances are made.

In addition, ALS II has also issued Class A-2 Floating Rate Asset Backed Notes Series 2008-1 (the “Class A-2 Notes”). The Class A-2 Notes will have an initial outstanding principal balance of zero until such time as a Class A-1 Note is exchanged for a Class A-2 Note. The Class A-1 Notes and the Class A-2 Notes will rank pari-passu and have substantially similar terms, but different transfer restrictions for securities law purposes. The aggregate outstanding principal balance of the Class A-1 Notes and the Class A-2 Notes will not exceed $1.0 billion.

ALS II also issued Class E-1 Fixed Rate Deferrable Interest Asset Backed Notes Series 2008-1 (the “Class E Notes”) to AerVenture Leasing 1 Limited, a subsidiary of AerVenture Limited (the “Seller”) and will issue Class E Notes in connection with the purchase of Aircraft.

The Class A-1 Notes, Class A-2 Notes and Class E-Notes (the “Notes”) may be offered to qualified institutional buyers under Rule 144A, institutional accredited investors and to persons outside the United States under Regulation S. The Notes will not be registered under the United States Securities Act of 1933, as amended (“the Securities Act”), and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

About AerVenture Limited

AerVenture was established as a joint venture between AerCap and two Kuwaiti partners, LoadAir and Al Fawares in January 2006 for the acquisition of 70 new Airbus A320 family aircraft from Airbus. LoadAir is active in air cargo operations as well as aviation-related investment activities. Al Fawares is an investment company with a global portfolio of businesses encompassing media, telecommunications, real estate and banking in addition to aviation.

Forward Looking Statements

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com. The contents of our website do not constitute part of this press release.

For Investors:

Peter Wortel

+31 20 655 9658

pwortel@aercap.com

For Media:

Frauke Oberdieck

+31 20 655 9616
foberdieck@aercap.com